Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
(Dollars in millions)	2011	2010	2009	2008	2007
Fixed Charges:
Interest expense[1]	$673	$750	$705	$689	$666
Interest capitalized	20	17	18	19	16
One-third of rents[2]	151	148	154	168	146

Total fixed charges	$844	$915	$877	$876	$828

Earnings:
Income before income taxes	$7,605	$6,538	$5,760	$6,936	$6,384
Fixed charges per above	844	915	877	876	828
Less: capitalized interest	(20)	(17)	(18)	(19)	(16)

	824	898	859	857	812

Amortization of interest capitalized	17	17	17	9	8

Total earnings	$8,446	$7,453	$6,636	$7,802	$7,204

Ratio of earnings to fixed charges	10.01	8.15	7.57	8.91	8.70

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $23 million, $27 million, $21 million, $39 million and $56 million for the years 2011, 2010, 2009, 2008 and 2007, respectively. The ratio of earnings to fixed charges would have been 10.29, 8.39, 7.75, 9.32 and 9.33 for the years 2011, 2010, 2009, 2008 and 2007, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.